Atento Announces Intention to File Form 12b-25

New York, May 2, 2023 - Atento S.A. (NYSE: ATTO, “Atento” or the “Company”), one of the largest providers worldwide and the leading company in customer relationship services and business process outsourcing (CRM / BPO) in Latin America, announced today that it has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) within the prescribed time period.

The main reason for this delay is that the Company has not yet finalized its assessment of the effectiveness of its internal controls over financial reporting due to complexities that have arisen from the implementation of a new Enterprise Resource Planning (“ERP”) system during the fiscal year ended December 31, 2022. Upon resolution by the Company of these complexities, the Company’s auditor, Deloitte Touche Tohmatsu Auditores Independentes Ltda, will finalize its review of the Company’s assessment and its related audit procedures.

Although the Company intends to finalize its financial statements and file the related 20-F as soon as practicable, it does not currently expect to file the 20-F by the extended filing date pursuant to Rule 12b-25.

Based on preliminary financial results for the twelve months ended December 31, 2022, the Company anticipates a significant change in loss for the year to the same period for the last fiscal year that will be reflected in the consolidated statement of loss to be included in the Annual Report.

Loss for the year ended December 31, 2022 is expected to be in the range of $180 million to $250 million. This estimate is still subject to revision. The primary reasons for the anticipated change are: (1) an expected write-off of deferred tax assets in the range of US$ 40 million to US$ 60 million, based on management's determination that future taxable income is not likely to be sufficient to realize these deferred tax assets; and (2) the impact of expected changes in financial instruments measured at fair value, in the range of $50 million to $100 million related to company's agreements on interest rate cross currency swap arrangements, primarily due to increases in underlying interest rates.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top providers globally. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 14 countries where it employs approximately 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in industries such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Also, in 2021 Everest named Atento as a star performer. Gartner named the company as a leader for two years in a row, since 2021 in the Gartner Magic Quadrant. For more information visit www.atento.com

Media Relations

press@atento.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements related to the Company’s intention to submit a plan to regain compliance with the NYSE continued listing criteria and the on-going listing of the Company’s shares on the NYSE, and other statements identified by words such as “could,” “may,” “might,” “will,” “likely,” “anticipates,” “intends,” “potential,” “plans,” “seeks,” “believes,” “estimates,” “expects,” “continues,” “projects” and similar references to future periods.

These statements reflect only Atento’s current expectations and are not guarantees of future events, performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, the Company’s continued assessment of the suitability and viability of maintaining a listing on the NYSE, any plan submitted by the Company being accepted by the NYSE, and the Company’s assessment of any plan to bring the Company into conformity with the NYSE continued listing criteria. The Company’s ability to regain conformity with the NYSE continued listing criteria would affected by factors including, but not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.